

April 5, 2024

Lavanya Chandrashekar
Chief Financial Officer
Diageo plc
16 Great Marlborough Street
London W1F 7HS, England

>   **Re: Diageo plc**
>   **Form 20-F for the fiscal year ended June 30, 2023**
>   **Filed August 3, 2023**
>   **File No. 001-10691**

Dear Lavanya Chandrashekar:

We have reviewed your March 26, 2024 response to our comment letter and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 12, 2024 letter.

Form 20-F for the Fiscal Year Ended June 30, 2023

Operating results 2023 compared with 2022
Income statement, page 66

1.   We note that the line items for "Adjusted" columns of the template form of the table you provided in response to prior comment 1, appear to present a substantially full income statement of non-GAAP measures. Please tell us your consideration of Question 102.10 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures and Item 10(e)(1)(i)(A) of Regulation S-K and tell us how you will apply the guidance accordingly in future filings.

Lavanya Chandrashekar
Diageo plc
April 5, 2024
Page 2

       Please contact Eiko Yaoita Pyles at 202-551-3587 or Melissa Gilmore at 202-551-3777 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Manufacturing